貝克·麥堅時律師事務所

[redacted]

07026187

Central, Hong Kong SAR

香港中環
夏慤道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

RECEIVED
2007 AUG 22 A 9:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Asia Pacific
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Washington, DC

August 14, 2007

Our ref: 32073984-130435

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

By Hand

SUPPL

Division of Corporation Finance
- International Mail Stop 3-2

HUADIAN 12g3-2(b)
File No. 82-4932

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated July 10, 2007, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312 or 011-852-2846-2336 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

PROCESSED
AUG 27 2007
THOMSON
FINANCIAL

Joyce Ip / Chun-Hui Lin

Encl.

BAKER & MCKENZIE

貝克・麥堅時律師事務所

HUADIAN 12g3-2(b)
File No. 82-4932

<u>**Annex 1**</u>

A List of Documents Made Public in connection with the Listing since last submission on July 10, 2007:

1. Notification of Board Meeting, released on August 13, 2007.

HUADIAN 12g3-2(b)
File No. 82-4932

華電國際電力股份有限公司

Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China (the "PRC"))

(Stock code: 1071)

NOTIFICATION OF BOARD MEETING

The board of directors (the "Board") of Huadian Power International Corporation Limited* (the "Company") hereby announces that the 20th meeting of the 4th session of the Board will be held at Holiday Inn Central Plaza, 1 Caiyuan Street, Xuanwu District, Beijing, the PRC (中國北京市宣武區菜園街1號北京中環假日酒店) at 9:00 a.m. on Thursday, 23 August 2007 for the purposes of, among other matters, considering the interim results of the Company and its subsidiaries for the six months ended 30 June 2007.

By order of Board
Huadian Power International Corporation Limited*
Zhou Lianqing
Secretary to the Board

As at the date of this announcement, the Board comprises:

Cao Peixi (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Zhong Tonglin (Executive Director), Peng Xingyu (Non-executive Director), Chen Bin (Non-executive Director), Wang Yingli (Non-executive Director), Ding Huiping (Independent non-executive Director), Zhao Jinghua (Independent non-executive Director), Wang Chuanshun (Independent non-executive Director) and Hu Yuanmu (Independent non-executive Director).

Beijing, the PRC
13 August 2007

* *For identification only*

END